Blue Hat Interactive Entertainment Technology Announces
Fourth Quarter 2019 and Fiscal Year 2019 Financial Results

XIAMEN, China, March 23, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights1

•	Total revenues increased by 18.3% year-over-year to US$11.8 million.

•	Gross profit increased by 15.2% year-over-year to US$7.9 million.

•	Income from operations increased by 24.4% year-over-year to US$6.2 million.

•	Net income increased by 26.2% year-over-year to US$6.2 million.

Fiscal Year 2019 Financial Highlights

•	Total revenues increased by 28.6% year-over-year to US$23.8 million.

•	Gross profit increased by 31.2% year-over-year to US$16.3 million.

•	Income from operations increased by 14.8% year-over-year to US$9.5 million.

•	Net income increased by 14.9% year-over-year to US$9.1 million.

“We are pleased to report another quarter of healthy revenue growth and increased profitability in the fourth quarter, concluding a strong 2019 that saw Blue Hat become a U.S. listed public company while making progress in sales, business development and research and development,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “A particular highlight during the fourth quarter of 2019 was our thriving smart education business line which launched a range of exciting new AR immersive educational products for children between the ages of three and six years old. Our products are being embraced by consumers both in China and international markets, demonstrated by the popularity of ‘AR Dinosaur’ which helped Blue Hat attract a large number of visitors to our booth at the China Toy Expo in October 2019, as well as the buzz generated by our ‘AR Glow’ Interactive Glowstick product among international buyers at the 126th China Import and Export Fair. Looking forward, we intend to continue to explore both in-house development and strategic investment opportunities to strengthen our pipeline of toy and game content and maximize shareholder value, although no definitive agreements have been executed.”

Recent Developments

  In July 2019, the Company closed its initial public offering ("IPO") of ordinary shares, resulting in net proceeds to the Company of approximately US$6.4 million. In connection with the IPO, the Company's ordinary shares began trading on The Nasdaq Capital Market on July 26, 2019 under the symbol "BHAT".

  In October 2019, Blue Hat launched its new AR Dinosaur toy at the 18th China International Toy Fair in Shanghai, China. Along with the AR Dinosaur, a range of Blue Hat's popular products were also on display at the Fair, including the AR Racer, AR Need a Spanking, Bouncing Bubble, and AR Construction Truck products.

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  Blue Hat opened its first play-based learning center in Xiamen, China in October 2019, featuring the Company's AR games and educational content, aiming at providing an immersive learning experience for children ages one through seven across health, language, social and emotional, science, and art subjects.

  Blue Hat announced in November 2019 that its "AR Glow" product was met with an enthusiastic reception from international buyers at the 126th China Import and Export Fair held in Guangzhou, China.

  In November 2019, Blue Hat partnered with award-winning media franchise "Talking Tom and Friends", launching a new collection of its popular "Bouncing Bubble" range of toys in China.

  During the fourth quarter of 2019, Blue Hat launched a range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China's preschools.

  Blue Hat announced in January 2020 that its AR child abuse prevention course would be introduced in 25 preschools in Tong'an District, Xiamen City as a compulsory part of the curriculum for children before they leave kindergarten.

  In March 2020, Blue Hat's "Interactive System Based on Light Intensity Recognition" received U.S. patent number US 10,512,836 B2 from the United States Patent and Trademark Office.

Fourth Quarter 2019 Results

Comparison of Three Months Ended December 31, 2019 and December 31, 2018

	For the Three Months Ended December 31,
				Percentage
	2019	2018	Change	Change
	(Unaudited)	(Unaudited)
Revenues	$11,773,962	$9,952,293	$1,821,669	18.3%
Cost of revenues	(3,826,027)	(3,051,651)	(774,376)	25.4%
Gross profit	7,947,935	6,900,642	1,047,293	15.2%
Selling expenses	(263,611)	(198,979)	(64,632)	32.5%
General and administrative expenses	(1,323,190)	(1,566,451)	243,261	(15.5)%
Research and development	(127,457)	(125,245)	(2,212)	1.8%
Income from operations	6,233,677	5,009,967	1,223,710	24.4%
Other (expense) income, net	145,450	148,454	(3,004)	(2.0)%
Provision for income taxes	(189,997)	(254,578)	64,581	(25.4)%
Net income	$6,189,130	4,903,843	1,285,287	26.2%

Fiscal Year 2019 Results

Total revenues were US$23.8 million for the fiscal year 2019, an increase of US$5.3 million, or 28.6%, from US$18.5 million for the same period ended December 31, 2018. The overall increase was primarily attributable to the increased sales of interactive toys (game series) and mobile games.

Revenues from sales of interactive toys (game series) were US$21.2 million for the fiscal year 2019, an increase of US$4.3 million, or 25.2%, from US$16.9 million for the same period ended December 31, 2018. Interactive toys (game series) are a range of toys enhanced with AR technology, which we believe make them easier to play, more interactive and more instructive than traditional toys. The increase was primarily the result of the improvement of market recognition.

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Revenues from sales of interactive toys (animation series) were US$160,672 for the fiscal year 2019, a decrease of US$361,966, or 69.3% from US$522,638 for the same period ended December 31, 2018. This decrease was a result of our business strategy to shift away from interactive toys (animation series) and towards interactive toys (games series).

Revenues from mobile games were US$2.5 million for the fiscal year 2019, an increase of US$1.4 million, or 126.8%, from US$1.1 million for the same period ended December 31, 2018. This increase was a result of the popularity of our first mobile game “Quan Min Dou Yu”, which was launched in the fourth quarter of 2018 and received positive feedback from the market.

Gross profit was US$16.3 million for the fiscal year 2019, an increase of US$3.9 million, or 31.2%, from US$12.4 million for the same period ended December 31, 2018. Gross margin of the three different segments were as follows: interactive toys (game series) increased 24%, amounting to US$2.7 million; interactive toys (animation series) decreased 43.7%, amounting to US$62,805; and mobile games increased 124.3%, amounting to US$1.2 million.

Gross profit margin was 68.4% for the fiscal year 2019, compared to 67% for the same period of 2018.

Total operating expenses were US$6.8 million for the fiscal year 2019, an increase of US$2.7 million, or 64.6%, from US$4.1 million for the same period ended December 31, 2018. This increase was mainly attributable to the US$162,549 increase in selling expenses, the US$1.7 million increase in general and administrative expenses, and the US$743,657 increase in research and development expenses for the fiscal year 2019, compared to the same period of 2018.

Research and development expenses were US$1,030,499 for the fiscal year 2019, an increase of US$743,657, or 259.3%, from US$286,842 for the same period ended December 31, 2018. This increase was primarily a result of research and development to develop a smart preschool platform, including a range of immersive educational products and AR interactive toys (game series).

Income from operations was US$9.5 million for the fiscal year 2019, an increase of US$1.2 million, or 14.8%, from US$8.3 million for the same period ended December 31, 2018.

Total other income, net was US$45,422 for the fiscal year 2019, compared to total other income, net of US$207,371 for the same period ended December 31, 2018. The decrease in total other income, net was due to the decrease in interest income from short term deposits.

Income taxes were US$488,710 for the fiscal year 2019, compared to provision for income taxes of US$605,428 for the same period ended December 31, 2018. The decrease was due to tax deduction provided by the local government.

Net income was US$9.1 million for the fiscal year 2019, an increase of US$1.2 million, or 14.9%, from US$7.9 million for the same period ended December 31, 2018.

Basic and diluted earnings per share were US$0.26 for the fiscal year 2019, compared to US$0.24 for the same period ended December 31, 2018.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2019, the Company's cash, cash equivalents and restricted cash totaled to US$15.5 million, including net proceeds of approximately US$6.4 million to the Company from the IPO, which closed in July 2019. In connection with the IPO, the Company’s ordinary shares began trading on The Nasdaq Capital Market on July 26, 2019 under the symbol “BHAT”.

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Company Forecast

Blue Hat expects revenue in the first quarter of 2020 to decrease 20% to 25% due to the adverse impact of the COVID-19 outbreak on the Company’s sales and operations.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations and estimates, which are all subject to change.

Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report on Form 20-F for the year ended December 31, 2019 is still in progress.

Conference Call

Blue Hat's management will host an earnings conference call on Monday, March 23, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S./International: +1-845-675-0437

Hong Kong: +852-3018-6771

Mainland China: 400-620-8038

Passcode: 4375563

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until Tuesday, March 31, 2020:

U.S./International: +1-855-452-5696

Hong Kong: 800-963-117

Mainland China: 400-632-2162

Passcode: 4375563

Additionally, a live and archived webcast will be available at http://ir.bluehatgroup.com.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
ASSETS	2019	2018
CURRENT ASSETS
Cash and cash equivalents	$10,478,587	$11,829,509
Restricted cash	5,000,000	—
Accounts receivable, net	14,164,697	11,890,146
Other receivables, net	13,182,529	232,318
Other receivables - related party	—	12,036
Inventories	125,264	273,271
Prepayments, net	291,270	1,332,532
Prepaid IPO Costs	—	89,367
Total current assets	43,242,347	25,659,179
PROPERTY AND EQUIPMENT, NET	2,324,824	208,869
OTHER ASSETS
Prepayments	4,425,849	3,449,445
Operating lease, right-of-use asset	734,885	4,265,537
Intangible assets, net	6,758,316	1,751,835
Long-term investments	1,727,301	135,999
Deferred tax assets	130,592	—
Total other assets	13,776,943	9,602,816
Total assets	$59,344,113	$35,470,864

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term loans - banks	5,819,787	3,125,681
Current maturities of long-term loans - third party	77,493	75,469
Accounts payable	293,988	1,402,972
Other payables and accrued liabilities	3,487,531	438,299
Other payables - related party	21,341	62,368
Customer deposits	—	76,274
Taxes payable	3,508,087	1,941,770
Total current liabilities	13,208,227	7,122,833

OTHER LIABILITIES
Operating lease liability	728,585
Long-term loans - third party	13,328	91,986
Total other liabilities	741,913	91,986
Total liabilities	13,950,140	7,214,819

COMMITMENTS AND CONTINGENCIES
Total shareholders' equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 35,141,114 shares issued and outstanding as of December 31, 2019, and 33,000,000 shares issued and outstanding as of December 31, 2018	35,141	33,000
Additional paid-in capital	21,394,284	12,831,969
Statutory reserves	1,321,101	1,178,432
Retained earnings	24,128,114	15,169,573
Accumulated other comprehensive income (loss)	(1,484,667)	(956,929)
Total shareholders' equity	45,393,973	28,256,045
Total liabilities and shareholders' equity	$59,344,113	$35,470,864

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31
	2019	2018
REVENUES	$23,834,129	$18,531,178
Interactive toys - animation series	160,672	522,638
Interactive toys - game series	21,152,258	16,896,943
Mobile games	2,521,199	1,111,597
COST OF REVENUES	(7,531,800)	(6,108,676)
GROSS PROFIT	16,302,329	12,422,502
OPERATING EXPENSES
Selling	(922,196)	(759,647)
General and administrative	(4,805,136)	(3,058,548)
Research and development	(1,030,499)	(286,842)
Total operating expenses	(6,757,831)	(4,105,037)
INCOME FROM OPERATIONS	9,544,498	8,317,465
OTHER INCOME (EXPENSE)
Interest income	629	219,001
Interest expense	(171,938)	(142,641)
Other finance expenses	(4,415)	(3,656)
Other (expense) income, net	221,146	134,667
Total other income, net	45,422	207,371
INCOME BEFORE INCOME TAXES	9,589,920	8,524,836)
PROVISION FOR INCOME TAXES	(488,710)	(605,428)
NET INCOME	9,101,210	7,919,408
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(527,738)	(1,474,126)
COMPREHENSIVE INCOME	$8,573,472	$6,445,282)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	35,141,114	33,000,000
EARNINGS PER SHARE
Basic and diluted	$0.26	$0.24

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,101,210	$7,919,408
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	100,474	101,183
Amortization of intangible assets	821,203	362,355
Provision for doubtful accounts	382,239	495,528
Deferred income taxes	3,544	(107,401)
Loss on disposal of equipment	—	771
Change in operating assets and liabilities
Accounts receivable	(2,772,546)	(6,588,070)
Other receivables	(13,113,715)	(28,615)
Other receivables - related party	12,008	(12,506)
Inventories	145,890	304,072
Prepayments	963,524	829,573
Operating lease assets	(6,375)	—
Prepaid expense	(13,580)	50,233
Accounts payable	(1,102,256)	(4,151,400)
Other payables and accrued liabilities	3,074,629	161,038
Customer deposits	(76,098)	(29,714)
Taxes payable	1,612,416	278,941
Net cash (used in) provided by operating activities	(867,433)	(414,604)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayments for intangible assets	(1,018,127)	(3,574,784)
Purchases of property and equipment	(2,218,838)	(44,905)
Proceeds from disposal of equipment	—	76
Purchase of intangible assets	(3,404,004)	(859,841)
Proceeds from short-term investments	—	19,485,793
Purchase of short-term investments	—	(2,391,721)
Payments on long-term investments	—	(1,812,632)
Net cash provided by (used in) investing activities	(6,640,969)	10,801,986

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	8,564,456	—
Prepaid IPO costs	89,161	(92,854)
Proceeds from other payables - related party	(40,634)	31,721
Repayments of short-term loans - banks	(3,118,473)	(3,549,737)
Proceeds from short-term loans - banks	5,888,837	3,247,632
Change in restricted cash	(5,000,000)
Repayments of long-term loans - third party	(75,170)	(62,983)
Net cash (used in) provided by financing activities	6,308,177	(426,221)

EFFECT OF EXCHANGE RATE ON CASH	(150,697)	(501,935)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,350,922)	9,459,226

CASH AND CASH EQUIVALENTS, beginning of year	11,829,509	2,370,283

CASH AND CASH EQUIVALENTS, end of year	$10,478,587	$11,829,509

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$119,243	$1,713,763
Cash paid for interest	$171,938	$142,641

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:
Equipment acquired through long-term loans - third party	$—	$—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:
	December 31,	December 31,
	2019	2018

Cash and cash equivalents	$10,478,587	$11,829,509
Restricted cash	5,000,000	—
Total cash, cash equivalents, and restricted cash shown in the Consolidated statements of cash flows	$15,478,587	$11,829,509

__________________

1 The average translation rates applied to statement of income accounts for the periods ended December 31, 2019 and 2018 were RMB6.88 and RMB6.62 to US$1.00, respectively. The balance sheet amounts as of December 31, 2019 and 2018 were translated at RMB6.98 and RMB6.88, respectively.

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